UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

LATHAM GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

51819L107
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51819L107	SCHEDULE 13G	Page 2 of 15

1	NAME OF REPORTING PERSON Pamplona Capital Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 61,476,581
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 61,476,581
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,476,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.27%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 51819L107	SCHEDULE 13G	Page 3 of 15

1	NAME OF REPORTING PERSON Pamplona Equity Advisors V, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 61,476,581
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 61,476,581
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,476,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.27%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 51819L107	SCHEDULE 13G	Page 4 of 15

1	NAME OF REPORTING PERSON Pamplona PE Investments Malta Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 61,476,581
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 61,476,581
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,476,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.27%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 51819L107	SCHEDULE 13G	Page 5 of 15

1	NAME OF REPORTING PERSON Pamplona Capital Management, LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 61,476,581
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 61,476,581
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,476,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.27%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 51819L107	SCHEDULE 13G	Page 6 of 15

1	NAME OF REPORTING PERSON Pamplona Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 61,476,581
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 61,476,581
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,476,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.27%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 51819L107	SCHEDULE 13G	Page 7 of 15

1	NAME OF REPORTING PERSON Pamplona Capital Management (PE) SL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 61,476,581
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 61,476,581
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,476,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.27%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 51819L107	SCHEDULE 13G	Page 8 of 15

1	NAME OF REPORTING PERSON John C. Halsted
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 61,476,581
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 61,476,581
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,476,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.27%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 51819L107	SCHEDULE 13G	Page 9 of 15

1	NAME OF REPORTING PERSON Alexander M. Knaster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 61,476,581
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 61,476,581
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,476,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.27%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 51819L107	SCHEDULE 13G	Page 10 of 15

ITEM 1.	(a)	Name of Issuer:

Latham Group, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

787 Watervliet Shaker Road Latham, NY 12110

ITEM 2.	(a)	Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

  Pamplona Capital Partners V, L.P.;
  Pamplona Equity Advisors V Ltd;
  Pamplona PE Investments Malta Limited;
  Pamplona Capital Management LLP;
  Pamplona Capital Management LLC;
  Pamplona Capital Management (PE) SL;
  John C. Halsted; and
  Alexander M. Knaster.

	(b)	Address of Principal Business Office, or if none, Residence:

The principal business address of each of the Reporting Persons is: c/o Pamplona Capital Management LLC 667 Madison Avenue, 22nd Floor New York, NY 10065

	(c)	Citizenship:

  Pamplona Capital Partners V, L.P. is a Cayman Islands limited partnership.
  Pamplona Equity Advisors V Ltd is a Cayman Islands limited company.
  Pamplona PE Investments Malta Limited is a Malta limited company.
  Pamplona Capital Management LLP is a United Kingdom limited liability partnership.
  Pamplona Capital Management LLC is a Delaware limited liability company.
  Pamplona Capital Management (PE) SL is a Spanish limited liability company.
  John C. Halsted is a citizen of the United States.
  Alexander M. Knaster is a citizen of the United Kingdom.

	(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

	(e)	CUSIP Number:

51819L107

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

CUSIP No. 51819L107	SCHEDULE 13G	Page 11 of 15

ITEM 4.	OWNERSHIP.

	(a)	Amount beneficially owned:

See row 9 of the cover page of each Reporting Person

	(b)	Percent of class:

See row 11 of the cover page of each Reporting Person

As of December 31, 2021, Pamplona Capital Partners V, L. P. (the “Pamplona Fund”) held 61,476,581 shares of Common Stock of Latham Group, Inc. (the “Issuer”). The Pamplona Fund is controlled by Pamplona Equity Advisors V Ltd, its general partner. John C. Halsted owns 100% of the shares of Pamplona Equity Advisors V, Ltd. Pamplona PE Investments Malta Limited serves as an investment manager to the Pamplona Fund. Pamplona Capital Management LLP, Pamplona Capital Management LLC and Pamplona Capital Management (PE) SL (together the “Pamplona Manager Entities”) serve as investment advisors to Pamplona PE Investments Malta Limited. Mr. John C. Halsted and Mr. Alexander M. Knaster are the principals of Pamplona Manager Entities. Each of Pamplona Equity Advisors V, Ltd, the Pamplona Manager Entities, John C. Halsted and Alexander M. Knaster may be deemed to have voting and dispositive power with respect to the common stock directly owned by the Pamplona Fund and therefore be deemed to be the beneficial owner of the common stock held by the Pamplona Fund, but each disclaim beneficial ownership of such common stock.

The Pamplona Fund entered into a stockholders agreement, dated as April 27, 2021, with Wynnchurch Capital Partners IV,L.P., a Cayman Islands limited partnership, and WC Partners Executive IV, L.P. a Cayman Islands limited partnership (collectively, the “Wynnchurch Funds”) (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, each of the Pamplona Fund and the Wynnchurch Funds have agreed, among other things, to vote their shares of Common Stock to elect members of the board of directors of the Issuer as set forth therein.

Because of the relationship between the Pamplona Fund and the Wynnchurch Funds as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the shares of Common Stock beneficially owned by the Wynnchurch Funds and/or to constitute a “group” with the Wynnchurch Funds. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Wynnchurch Funds. None of the 17,767,168 shares of Common stock held by Wynnchurch Funds as of December 31, 2021 are reflected in this report.

On January 11, 2022, the Pamplona Fund and the Wynnchurch Funds sold 9,630,896 and 2,783,397 shares of Common Stock to the Issuer, respectively. The Issuer sold an equal number of shares of Common Stock in a concurrent public offering and used the net proceeds thereof to purchase the shares from the Pamplona Funds and the Wynnchurch Funds.

All percentages calculated in this Schedule 13G are based upon an aggregate of 119,900,905 shares of Common Stock outstanding as of December 30, 2021 as indicated in the Issuer’s Form S-1 filed on January 4, 2022.

CUSIP No. 51819L107	SCHEDULE 13G	Page 12 of 15

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

As of December 31, 2021, the Pamplona Fund held 61,476,581 shares of Common Stock of the Issuer. The Pamplona Fund is controlled by Pamplona Equity Advisors V Ltd, its general partner. John C. Halsted owns 100% of the shares of Pamplona Equity Advisors V, Ltd. Pamplona PE Investments Malta Limited serves as an investment manager to the Pamplona Fund. The Pamplona Manager Entities serve as investment advisors to Pamplona PE Investments Malta Limited. Mr. John C. Halsted and Mr. Alexander M. Knaster are the principals of Pamplona Manager Entities. Each of Pamplona Equity Advisors V, Ltd, the Pamplona Manager Entities, John C. Halsted and Alexander M. Knaster may be deemed to have voting and dispositive power with respect to the common stock directly owned by the Pamplona Fund and therefore be deemed to be the beneficial owner of the common stock held by the Pamplona Fund, but each disclaim beneficial ownership of such common stock.

CUSIP No. 51819L107	SCHEDULE 13G	Page 13 of 15

Because of the relationship between the Pamplona Fund and the Wynnchurch Funds as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the shares of Common Stock beneficially owned by the Wynnchurch Funds and/or to constitute a “group” with the Wynnchurch Funds. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Wynnchurch Funds. None of the 17,767,168 shares of Common stock held by Wynnchurch Funds as of December 31, 2021 are reflected in this report.

On January 11, 2022, the Pamplona Fund and the Wynnchurch Funds sold 9,630,896 and 2,783,397 shares of Common Stock to the Issuer, respectively. The Issuer sold an equal number of shares of Common Stock in a concurrent public offering and used the net proceeds thereof to purchase the shares from the Pamplona Funds and the Wynnchurch Funds.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP No. 51819L107	SCHEDULE 13G	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

PAMPLONA CAPITAL PARTNERS V, L.P.
By: Pamplona Equity Advisors V, Ltd., its General Partner

By:	/s/ Nicole Ramroop
Name: Nicole Ramroop
Title: Director

PAMPLONA EQUITY ADVISORS V LTD

By:	/s/ Nicole Ramroop
Name: Nicole Ramroop
Title: Director

PAMPLONA PE INVESTMENTS MALTA LIMITED

By:	/s/ Stephen Gauci
Name: Stephen Gauci
Title: Director

PAMPLONA CAPITAL MANAGEMENT LLP

By:	/s/ Kevin O’Flaherty
Name: Kevin O’Flaherty
Title: Designated Member

CUSIP No. 51819L107	SCHEDULE 13G	Page 15 of 15

PAMPLONA CAPITAL MANAGEMENT LLC

By:	/s/ Stephen Gauci
Name: Stephen Gauci
Title: Director of Pamplona PE Investments US Limited, managing member of Pamplona Capital Management LLC

PAMPLONA CAPITAL MANAGEMENT (PE) SL

By:	/s/ Martin Schwab
Name: Martin Schwab
Title: Director

John C. Halsted

/s/ John C. Halsted

Alexander M. Knaster

/s/ Alexander M. Knaster